[Letterhead of J. & W. Seligman & Co. Incorporated]




                                                                 August 16, 1999




Ruth Sanders
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

     Re:  Seligman Time Horizon/Harvester Series, Inc.:
          Registration Statement No. 333-85111
          ---------------------------------------------

Dear Ms. Sanders:

         Per your telephone instructions to Frederick Wertheim of Sullivan & Cromwell, I am writing to you as one of the signatories of Registration Statement No. 333-85111 on Form N1-A for Seligman Time Horizon/Harvester Series, Inc. to respectfully request the withdrawal of such Registration Statement. Registration Statement No. 333-85111 is identical to Registration Statement No. 333-85159 on Form N1-A, which was accepted for filing at 15:25 on Friday, August 13, 1999. Please note that no request for withdrawal is made for Registration Statement No. 333-85159. Withdrawal of Registration Statement No. 333-85111 is requested only because it was filed inadvertently and is identical to Registration Statement No. 333-85159.

         If you have any questions concerning this request, please call Brian E. Hamilton of Sullivan & Cromwell at (212) 558-4801.

                                             Very truly yours,

                                             /s/ Brian T. Zino

                                             Brian T. Zino

cc:  Frederick Wertheim
     Brian E. Hamilton
     (Sullivan & Cromwell)